Exhibit 99.1

TD Bank Financial Group confirms financial participation in the
Montreal Accord

     TORONTO, March 17, 2008 - TD Bank Financial Group (TDBFG) today confirmed that, following a specific request, the Bank will provide financial support to the agreement commonly known as the Montreal Accord aiding in the restructuring of the non-bank sponsored asset-backed commercial paper (ABCP)
market. TD's financial participation will not be material to the Bank, reflecting the fact TD did not have exposure to the non-bank ABCP market.

     "In light of continued challenges facing financial markets, TD was asked to play a role and we've agreed on the basis that both the government and the
Montreal Accord Committee indicated our participation is critical to the overall success of the restructuring process. We have always said that we would be part of a solution if our participation was needed to resolve this issue and did not involve significant risks to our shareholders," said Ed Clark,
President and CEO, TDBFG. "The Pan-Canadian Committee's ability to reach an agreement is a positive step forward in contributing to a solution that brings stability to this market issue."

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through
TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank
Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank
Financial Group had CDN$435 billion in assets, as of January 31, 2008. The
Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Simon Townsend, Media Relations, (416) 944-7161; Tim
Thompson, Investor Relations, (416) 308-9030